August 27, 2009

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:                             Xcel Energy Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

Filed February 27, 2009

Definitive Proxy Statement on Schedule 14A

Filed April 6, 2009

File No. 001-3034

Dear Mr. Owings:

Thank you for your letter dated July 29, 2009, regarding Xcel Energy Inc. Following this introductory section is a specific response to each of your nine numbered comments in that letter, with your comments in italics preceding each related response.

We believe our responses address your comments.  As applicable, Xcel Energy intends to reflect these responses to the Staff’s comments in all future filings.

Form 10-K for Fiscal Year Ended December 31, 2008

Exhibits. Financial Statement Schedule, page 151

1.              We note that you filed your $800,000,000 Credit Agreement dated December 14, 2006 designated as Exhibit 4.07, your $500,000,000 Credit Agreement dated December 14, 2006 designated as Exhibit 4.33, your $700,000,000 Credit Agreement dated December 14, 2006 designated as Exhibit 4.46 and your $250,000,000 Credit Agreement dated December 14, 2006 designated as Exhibit 4.55 as instruments defining the rights of security holders under Item 601(b)(c)4) of Regulation S-K. Please tell us why you determined to categorize these agreements as instruments defining the rights of security holders and filed under Exhibit 4, as opposed to material contracts and filed under Exhibit 10. We further note that you did not provide all the attachments and/or exhibits to these agreements. With your next current or periodic report, please file complete copies of the agreements, including all exhibits, attachments and schedules to these agreements or advise why you are not required to file these documents.

Response:

The Company filed the referenced Credit Agreements under Exhibit 4 because borrowings under those facilities could in certain circumstances be classified as long-term.  In future filings, the Company will file each of the referenced Credit Agreements under Exhibit 10.  In addition, the Company will file complete copies of the agreements including attachments and exhibits with our next quarterly report on Form 10-Q.

2.              For exhibits 4.14 through 4.20 please revise your exhibit index to provide a description of these exhibits.

Response:

In the last line of Exhibit 4.13 we noted that the exhibits listed below (Exhibits 4.14 through 4.20) were supplemental indentures between NSP-Minnesota and Harris Trust and Savings Bank, as Trustee.  In future filings, the Company will revise the exhibit index list for Exhibits 4.14 through 4.20 to state that each exhibit is a “Supplemental Indenture dated as of (the appropriate date) between NSP-Minnesota and Harris Trust and Savings Bank, as Trustee, supplementing the Supplemental and Restated Trust Indenture, dated May 1, 1988.”

Definitive Proxy Statement on Schedule 14A

Nominees for Directors, page 17

3.              For C. Coney Burgess, Dr. Margaret R. Preska and A. Patricia Sampson, please clarify your biographical disclosures by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

Response:

Each of Mr. Burgess, Dr. Preska and Ms. Sampson have been employed in his or her current position for more than five years.  In future filings, the Company will clarify their biographical information by adding the dates of their employment.

Largest Owners of Xcel Energy’s Shares, page 23

4.              We note that you have listed Messrs. Charles B. Johnson and Rupert H. Johnson under the Franklin Resources, Inc. disclosure. However, it is not clear from your disclosure whether these individuals have the ultimate voting or investment control over the shares held by Franklin Advisers, Inc. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Franklin Advisers, Inc. Refer to Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Response:

With respect to our 2010 Proxy Statement, we will include footnote disclosure in our security ownership table substantially similar to the following for Franklin Resources, Inc.:

“Represents shares of our common stock. The information contained in the table and these footnotes with respect to Franklin Resources, Inc. is based solely on a Schedule 13G filed by each of the listed persons with the Securities and Exchange Commission on February 9, 2009. The filing indicates that (a) the shares are held by investment companies and institutional accounts that are advised by subsidiaries of Franklin Resources pursuant to advisory contracts which grant to such subsidiaries all investment and voting power over the shares, (b) Charles B. Johnson and Rupert H. Johnson, Jr. are the principal stockholders of Franklin Resources and (c) Franklin Advisory Services LLC, one of the subsidiaries of Franklin Resources, had sole voting power for 25,704,341 shares of common stock and sole dispositive power for 26,054,341 shares of common stock.”

The above disclosure revises our prior disclosure by adding the natural persons that are disclosed in the Schedule 13G filing for Franklin Resources as having ultimate beneficial ownership over the shares held by the respective entities.  Assuming Franklin Resources owns 5% or more of our shares as of year-end 2009, upon the filing of its Schedule 13G/A disclosing its 2009 year-end holdings, we will update the foregoing draft disclosure as appropriate pursuant to Instruction 3 to Item 403 of Regulation S-K, which states that we may rely on the information set forth in Schedule 13G unless we know or have reason to believe that such information is not complete or accurate or that a statement or amendment should have been filed and was not.

Compensation Discussion and Analysis, page 25

Compensation Survey Data, page 28

5.              You mention that Towers Perrin was retained to prepare an analysis and evaluation program relative to certain survey data and that you believe that the 50th percentile is reflective of the peer group of utility companies that are relevant for comparison purposes. As it would appear that you engage in benchmarking, please identify the components of the benchmarks you use, specifically the Towers Perrin Energy Industry Executive Compensation Database and the Towers Perrin Executive Compensation Database and Long-Term Incentive Plan Reports. See Item

402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov

Response:

The Company has reviewed Question 118.05 of the Regulation S-K Compliance and Disclosure Interpretations and respectfully submits that the survey data referred to constitutes a broad-based third party survey as opposed to specific peer group benchmarking. The SEC noted in the second sentence of its response to Question 118.05 that benchmarking “would not include a situation in which a company reviews or considers a broad-based third party survey for a more general purpose, such as to obtain a general understanding of current compensation practices.”

The Towers Perrin survey data to which the Company refers on page 29 of our 2009 Proxy Statement is broad—based third party survey data:  the Company is not involved in selecting the companies that are included in the survey data and one survey contains approximately 90 companies while the other contains over 800 companies.  The information from the two survey groups was used as a guideline for setting the salaries and annual and long-term incentive awards for the Company’s executive officers. As noted on pages 28-29 of our 2009 Proxy Statement, the survey data is used “to provide a broad perspective of the competitive market for comparative purposes.”  The Committee also considers “experience, time in the position, internal equity and individual performance” in determining whether to deviate from the competitive range.  The information from the survey groups was not used to benchmark different elements of the compensation of the Company’s executive officers as there was no firm and direct commitment to pay the Company’s executive officers or others based on the information from the survey groups.

Annual Incentives, page 30

6.              You refer to the 2008 Annual Incentive Plan in the penultimate paragraph of this discussion. We presume that you mean to refer to the 2005 Annual Incentive Plan. Please revise to clarify or, if this constitutes a separate plan, please revise your disclosure to elaborate.

Response:

The Company’s intended meaning was 2008 Annual Incentive Awards under the 2005 Annual Incentive Plan.  In future filings, similar references will be clarified.

Long-Term Incentives, page 31

7.              For purposes of understanding the grants of Performance-based Restricted Stock Units that were made in 2008, please revise to indicate at what level the targets were met. We note your indication that the CEO and other NEOs were awarded certain amounts but you have not explained how those amounts were arrived at. In this regard, the table you provide on page 33 would seem to be missing a header along the horizontal length of the table as the significance of the targets disclosed in the table is unclear without additional explanation.

Response:

On page 33 of the 2009 Proxy Statement, the Company noted that no performance-based restricted stock units vested during 2008. As described in the 2009 Proxy Statement, restricted stock units granted prior to 2008 did not vest in 2008 because the performance requirements were not achieved.  Restricted stock units granted in 2008 will not vest until December 31, 2009, at the earliest.  In any year when restricted stock unit awards vest, we will explain the level at which targets were met and how that impacted the number of restricted stock units that vested.

The methodology used to determine the total target compensation opportunity for executives is described on pages 26-28, and in that section we disclosed that for 2008 approximately 47% of target total direct compensation was composed of base salary and annual incentive with the remainder comprised of long-term incentive compensation, half of which, as noted on page 32, is granted in performance-based restricted stock units.  With respect to the 2008 grants of performance-based restricted stock units, on page 32 of the 2009 Proxy Statement the Company explained that the number of restricted stock units awarded in 2008 was determined using the expected value of the award, after considering the application of several factors, including the Company’s stock price, expected forfeitures, expected executive retirements or departures, the expected timing of the vesting of awards and other market considerations.  In future filings, the Company will clarify this disclosure to reflect the methodology used in determining that number of restricted stock units granted to executives, i.e., dividing the executive’s total award of long-term incentive attributable to restricted stock units by the estimated value of a restricted stock unit.

With respect to the table on page 33, all of the targets disclosed in the table must be achieved before the related performance-based restricted stock unit awards vest.  In future filings the Company will revise the disclosure regarding the targets to explain the significance of the targets disclosed and the tabular presentation of the targets in a form substantially similar to the following disclosure concerning our 2008 awards, reflecting applicable changes in the 2009 awards:

“The following table outlines our environmental targets by category, and notes with respect to each environmental target its estimated completion date.  All thirteen of the environmental targets must be achieved on or prior to December 31, 2011 for the restrictions on the restricted stock units to lapse and the awards to vest.

Renewable Energy (MW)		Emission Reductions		Efficiency (GWh)(1)		Technology

•	100 MW Grand Meadow project in service (Dec. 31, 2008)	•	High Bridge Commercial Operation Declaration 624 MW (Dec. 31, 2008)	•	394 GWh (for the year ended Dec. 31, 2008)	•	Implement 4 MW clean technology project (Dec. 31, 2009)

•	Purchased power agreements or contracts for development of Company-owned wind project (Dec. 31, 2009)	•	Riverside Commercial Operation Declaration 508 MW (Dec. 31, 2009)	•	432 GWh (for the year ended Dec. 31, 2009)	•	Implement 10 MW clean technology project (Dec. 31, 2010)

•	200 additional MW of Company-owned renewable energy into commercial operation (Dec. 31, 2010)	•	Cameo Retire 73 MW (Dec. 31, 2010)	•	540 GWh (for the year ended Dec. 31, 2010)	•	SmartGridCity™ build out commenced (Dec 31, 2008)

						•	SmartGridCity™ completed (Dec. 31, 2009)

(1) This target represents the energy reduction targets for our Customer Demand Side Management Programs.  It represents the annual savings we achieve from our customer goals, resulting in 1,366 GWh total.

Senior Executive Severance and Change in Control Policy, page 55

8.              Please revise your disclosure to explain what constitutes termination for cause under your Severance Policy rather than referring readers to the policy.

Response:

In future filings the Company will revise the disclosure to explain what constitutes termination for cause under our Severance Policy, which includes termination for (i) the willful and continued failure of a participant to perform substantially the participant’s duties, after a written demand for substantial performance, or (ii) the willful engagement by a participant in illegal conduct or gross misconduct which is materially and demonstrably injurious to the Company.

Related Person Policy, page 61

9.              You disclose that your Board will review and approve transactions with your directors, executive officers, holders of five percent or more of your common stock or members of their immediate family. Please revise this discussion to indicate how you will determine whether a related person has “material interest” in a transaction.

Response:

In future filings the Company will revise this disclosure to note that whether or not a related person has a “material interest” in a transaction is a facts and circumstances determination and that the factors for the Board to consider in this determination would include the relationship of the related persons to the transaction, and with each other, the importance of the interest to the person having the interest and the amount involved in the transaction, as well as any other facts or circumstances deemed relevant by the Board in making such determination.

* * * * * * * * * * *

In connection with the above responses to the Staff’s comments, we acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding these filings to Wendy Mahling at (612) 215-4671 or the undersigned at (612) 215-4580.

Very truly yours,

/s/ Michael C. Connelly

Michael C. Connelly
Vice President and General Counsel